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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 4

                       SAFEGUARD HEALTH ENTERPRISES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    786444109
                                 (CUSIP Number)

                            DAVID K. MEYERCORD, ESQ.
                           STRASBURGER & PRICE, L.L.P.
                           901 MAIN STREET, SUITE 4300
                               DALLAS, TEXAS 75202
                                 (214) 651-4300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 24, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.   786444109
          --------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               JACK R. ANDERSON
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [X]

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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*

               PF
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF                7        SOLE VOTING POWER

          SHARES                           3,067,615
                                  ----------------------------------------------
       BENEFICIALLY               8        SHARED VOTING POWER

         OWNED BY                          100,000
                                  ----------------------------------------------
           EACH                   9        SOLE DISPOSITIVE POWER

         REPORTING                         3,067,615
                                  ----------------------------------------------
          PERSON                  10       SHARED DISPOSITIVE POWER

           WITH:                           100,000
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,167,615
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       [X]

--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------



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ITEM 1.           SECURITY AND ISSUER.

         Common Stock, $.01 par value.

         SafeGuard Health Enterprises, Inc.
         95 Enterprise
         Aliso Viejo, California 92656

ITEM 2.           IDENTITY AND BACKGROUND.

         This amendment is filed by Jack R. Anderson. On March 1, 2000, SafeGuard Health Enterprises, Inc. (the "Issuer") entered into a Term Sheet Agreement, dated March 1, 2000 (the "Term Sheet Agreement") with CAI Partners & Company II, Limited Partnership ("Partners"), CAI Capital Partners & Company II, Limited Partnership ("Capital Partners"), Jack R. Anderson ("Mr. Anderson"), Silicon Valley Bank ("Bank"), John Hancock Mutual Life Insurance Company and the other holders of the 7.91% Senior Notes of the Issuer due September 30, 2005 (collectively, "Hancock"), and Steven J. Baileys, D.D.S. ("Baileys") (Partners, Capital Partners, CAI Capital Partners & Company II-C, Limited Partnership, an affiliate of Partners and Capital Partners which has acquired certain rights of Partners and Capital Partners under the Agreement by an assignment ("CP II-C"), Mr. Anderson and Baileys being collectively referred to herein as the "Investors") relating to the lending of funds by the Investors to the Issuer and the subsequent conversion of such loans and other loans to the Company into Convertible Preferred Stock and Convertible Notes of the Issuer. On July 24, 2000, Bank agreed to sell the indebtedness of the Issuer owed to Bank subject to the terms of the Term Sheet Agreement, to the Investors and certain other parties pursuant to a Loan Document Purchase and Assignment Agreement dated June 30, 2000 (the "Agreement"). This amendment is filed because of the voting securities of the Issuer that Mr. Anderson has a right to acquire pursuant to the Agreement as set forth below in this report.

         (a)      Name of Reporting Person -- Jack R. Anderson

         (b)      Business Address --
                  16475 Dallas Parkway, Suite 735
                  Addison, Texas 77001

         (c)      Principal occupation --
                  Private investor

         (d)      Criminal Convictions -- none

         (e)      Injunctions with respect to federal or state securities laws
                  -- none

         (f)      Citizenship -- U.S.A.




                                  Page 3 of 7
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ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This amendment is filed because of the execution of the Agreement described in Item 2 above and covers shares of Common Stock of the Issuer issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Agreement by Mr. Anderson. The shares of Common Stock reflected on this amendment as beneficially owned by Jack R. Anderson were acquired with personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         On July 24, 2000, Bank entered into the Agreement dated June 30, 2000, with Partners, Capital Partners, CP II-C, Mr. Anderson, a trust controlled by Baileys and others.

         The purpose of the transaction is a purchase of the indebtedness owed to Bank by the Issuer, subject to the terms of the Term Sheet Agreement by the Investors and others.

         (a) Mr. Anderson does not have any plans or proposals to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer.

         (b) Mr. Anderson does not have any plans or proposals involving any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

         (c) Mr. Anderson does not have any plans or proposals involving the sale or transfer of a material amount of the assets of the Issuer and of its subsidiaries.

         (d) The board of directors of the Issuer presently consists of six members. Pursuant to the Agreement, at the closing, the board of directors of the Issuer is to consist of seven members, of which four will be individuals designated by the owners of the Investor Senior Loan (as defined in the Term Sheet Agreement), the Series A Preferred Stock and Series A Convertible Notes, as applicable. In addition, Mr. Anderson is currently on the Board of Directors of the Issuer.

         (e) Mr. Anderson has no plans or proposals to make any material change in the present capitalization of the Issuer or dividend policy of the Issuer.

         (f) Mr. Anderson does not have any plans or proposals to make any other material change in the Issuer's business or corporate structure.

         (g) Mr. Anderson does not have any plans or proposals to make any changes in the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control of the Issuer by any person.

         (h) Mr. Anderson does not have any plans or proposals to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.




                                  Page 4 of 7
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         (i) Mr. Anderson does not have any plans or proposals to cause any class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934.

         (j) Mr. Anderson does not have any plans or proposals to take any action similar to any of the items discussed above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         This amendment covers shares of Common Stock of the Issuer issuable upon the full conversion of all loans, preferred stock and notes to be acquired pursuant to the Agreement by Mr. Anderson.

         As of April 30, 2000, the Issuer had 4,747,498 shares of common stock outstanding. In the transactions contemplated by the Agreement, assuming full conversion of the Investor Senior Loan and Series A, B, and D Convertible Notes, the Series A, B, C and D Preferred Stock to be issued will collectively be convertible into 30,000,000 shares of Common Stock of the Issuer. As a result, after the purchase transaction and assuming the conversion of all such preferred stock to be issued in the purchase transaction, there will be 34,747,498 shares of Common Stock outstanding (based on the number of shares of common stock of the Issuer outstanding as of April 30, 2000).

         Mr. Anderson currently beneficially owns 283,000 shares of common stock of the Issuer of which (a) 183,000 shares are owned directly by Mr. Anderson of which he has sole voting and dispositive power and (b) 100,000 shares owned by his spouse as separate property as to which Mr. Anderson disclaims beneficial ownership but which are reflected in this report as beneficially owned with shared voting and dispositive power. The 283,000 shares shown as currently beneficially owned by Mr. Anderson represent approximately 5.96% of the currently issued and outstanding shares of common stock of the Issuer.

         After the consummation of the transactions contemplated by the Term Sheet Agreement and Agreement and assuming full conversion of all loans, preferred stock and notes, Mr. Anderson will own an additional 2,884,615 shares of Common Stock of the Issuer. These 2,884,615 shares, along with the 283,000 shares already beneficially owned by Mr. Anderson, would aggregate to 3,167,615 shares of Common Stock, which would represent approximately 9.1% of the shares of Common Stock of the Issuer outstanding after full conversion of all the loans, preferred stock and notes described in the Term Sheet Agreement and Agreement.

         Mr. Anderson has not effected any transaction involving shares of common stock of the Issuer at any time since more than 60 days prior to the date of this report.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, agreements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of the Issuer, except for a Shareholders' Agreement to be executed by the Investors, Bank, Hancock and the Issuer upon consummation of the transactions contemplated by the Term Sheet Agreement and Agreement. The Shareholders'



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Agreement relates to a voting agreement consistent with the terms of the Term
Sheet Agreement and certain drag-along rights for Partners, Capital Partners, CP II-C and Mr. Anderson.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as an exhibit to this report:

1. Term Sheet Agreement dated March 1, 2000, by and among the Issuer, the Investors, Bank and Hancock.

2. Loan Document Purchase and Assignment Agreement dated as of June 30, 2000, among Bank, the Investors and Others.




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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date     July 24, 2000                            /s/ Jack R. Anderson
     -----------------------                 -----------------------------------
                                             Signature


                                             Jack R. Anderson
                                             -----------------------------------
                                             Name/Title





                                  Page 7 of 7
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                                 EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
-------             -----------

  1.       Term Sheet Agreement dated March 1, 2000, by and among the
           Issuer, the Investors, Bank and Hancock.

  2.       Loan Document Purchase and Assignment Agreement dated as of
           June 30, 2000, among Bank, the Investors and Others.